SEC FILE NUMBER 001-14157

CUSIP NUMBER 879433100

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION Telephone and Data Systems, Inc.

Full Name of Registrant N/A

Former Name if Applicable 30 North LaSalle Street

Address of Principal Executive Office (Street and Number) Chicago, Illinois 60602

City, State and Zip Code PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed on a Current Report on Form 8-K filed on April 19, 2004, Telephone and Data Systems, Inc. ("TDS") issued a news release announcing that it would restate financial statements for the years ended December 31, 2003 and 2002 and for the interim periods for such years. A copy of such news release is attached hereto as Attachment A. It is necessary for TDS to finalize and complete such restatements before TDS can file the Form 10-Q for the quarter ended March 31, 2004 because financial information to be included in such Form 10-Q depends on the results of such restatements of prior periods. Such restatements cannot be completed by May 10, 2004 and, accordingly, the financial information required to be disclosed in such Form 10-Q cannot be timely prepared without unreasonable effort or expense. TDS intends to file the restatements and Form 10-Q on or prior to May 17, 2004.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

D. Michael Jack (Name)	608 (Area Code)	664-8316 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations expected to be reported in the Quarterly Report on Form 10-Q for the period ended March 31, 2004 and a comparison of such results to March 31, 2003, as they are expected to be restated, are attached hereto as Attachment B. However, until the restatement and the Form 10-Q for the Quarter ended March 31, 2004 is filed, there can be no assurance that the final results will not differ materially from such expected results.

Telephone and Data Systems, Inc. (Name of Registrant as Specified in Charter)

Date:	May 10, 2004	By:	/s/ D. Michael Jack D. Michael Jack Senior Vice President and Corporate Controller (Principal Accounting Officer)

Attachment A

Contact:	Mark A. Steinkrauss, Vice President-Corporate Relations
(312) 592-5384 mark.steinkrauss@teldta.com

Ruth E. Venning, Director-Corporate Relations
(312) 592-5327 ruth.venning@teldta.com

Julie D. Mathews, Manager-Investor Relations
(312) 592-5341 julie.mathews@teldta.com

TDS TO RESTATE 2003 AND 2002 FINANCIAL STATEMENTS FOR NON-CASH ITEMS;
RESCHEDULES DATE OF ANNUAL MEETING OF SHAREHOLDERS
Notes Strong First Quarter Net Adds and Low Churn for U.S. Cellular

FOR RELEASE: IMMEDIATE

CHICAGO –April 19, 2004 – Telephone and Data Systems, Inc. [AMEX:TDS] today announced that it will restate its financial statements for the years ended December 31, 2003 and 2002. The company will also restate interim quarterly financial information for those years. The restatement is expected to reflect only a reclassification between goodwill and licenses for wireless operations and the recording of additional deferred taxes, and non-cash expenses related to these items. The adjustments are not expected to have any effect on revenues, cash or cash flows.

The restatement relates to the implementation of Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations” and SFAS 142, “Goodwill and other Intangible Assets” as well as the application of deferred taxes under SFAS 109, “Accounting for Income Taxes” in connection with licenses and goodwill. After a thorough review, the company determined that it would be appropriate to change its accounting for licenses, goodwill and related deferred taxes under these accounting statements. The restatements involve the reclassification of certain amounts from goodwill to licenses as of January 1, 2002, and recording of the non-cash deferred tax effects resulting from this reclassification. These adjustments resulted in higher license values, which required the company to record a non-cash cumulative effect of an accounting change in 2002 and non-cash impairment charges to licenses in 2003.

The restatement is expected to increase licenses by approximately $230 million, decrease goodwill by approximately $139 million and increase net deferred income tax liability by approximately $91 million as a result of implementation of SFAS 142 on January 1, 2002. In 2002, the cumulative effect of an accounting change will increase the previously reported net loss by approximately $10 million. In 2003, the restatement is expected to decrease the previously reported net income by approximately $14 million.

As a result of the restatements, the company is rescheduling the date of its 2004 annual meeting of shareholders and anticipates that it will be held on June 29, 2004. The meeting was originally scheduled for May 6, 2004.

The company expects to announce operating results for the first quarter of 2004 on April 28, 2004. The company’s wireless operation, U.S. Cellular, had strong net additions from distribution channels in the quarter from all of its major markets with net additions totaling 196,000. The 196,000 net additions do not include 76,000 subscribers transferred to AT&T Wireless Services, Inc. on February 18, 2004, the result of a previously announced sale of wireless properties and customers between U.S. Cellular and AT&T Wireless. The company will revise its full-year guidance on April 28. Additionally, the company recorded post-pay churn in the quarter of 1.3%, which is one of the lowest churn rates for the wireless sector. The company said its wireline operation, TDS Telecom, also performed very well in the quarter. ILEC equivalent access lines increased approximately 9,000 over the comparable quarter a year ago and now total 722,400. CLEC equivalent access lines increased 75,000 over the comparable quarter a year ago and now total 379,000. ILEC and CLEC DSL customers now total 50,000, up 93% from a year ago. The number of ILEC long distance customers grew 32% year-to-year and now total 266,000.

The estimated effects of the restatements are preliminary and subject to review by the company’s independent auditors. Although the company is not aware of any circumstances that would cause such amounts to change materially, until the review by its auditors is complete and the restated financial statements are filed with the Securities and Exchange Commission, there can be no assurance that the restated financial statements will not differ materially from these estimates.

As a result of the restatements, previously reported consolidated financial statements for the years ended December 31, 2003 and 2002, including the reports of the independent auditors, and the interim quarterly financial statements for those years, should not be relied upon. The company intends to file an amendment to its 2003 Form 10-K as promptly as possible. It will include restated financial statements and financial information for each of the years ended December 31, 2003 and 2002, including restated interim quarterly financial information for those years.

Telephone and Data Systems, Inc., a FORTUNE 500 company, is a diversified telecommunications corporation founded in 1969. Through its strategic business units, U.S. Cellular and TDS Telecom, TDS operates primarily by providing wireless and wireline service. TDS builds value for its shareholders by providing excellent communications services in growing, closely related segments of the telecommunications industry. As of March 31, 2004, the company employed approximately 10,700 people and served approximately 5.7 million customers/units in 36 states. For more information, visit www.teldta.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Important factors that may affect these forward-looking statements include, but are not limited to: changes in circumstances or events that may affect the ability of USM to start up the operations of the licensed areas involved in the AWE transaction completed in August 2003; the ability of USM to successfully manage and grow the operations of the Chicago MTA; changes in the overall economy; changes in competition in the markets in which TDS and USM operate; advances in telecommunications technology; changes brought about by the implementation of local number portability; changes in the telecommunications regulatory environment; changes in the value of investments, including variable prepaid forward contracts; changes in the capital markets that could adversely impact the availability, cost and terms of financing; an adverse change in the ratings afforded TDS and USM debt securities by nationally accredited ratings organizations; pending and future litigation; acquisitions/divestitures of properties and/or licenses; changes in customer growth rates, average service revenue per unit, churn rates, roaming rates and the mix of products and services offered in TDS and USM markets. Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by TDS with the SEC.

Attachment B

As previously announced, TDS and its subsidiaries will hold a joint teleconference April 28, 2004 at 9:00 a.m. Chicago time. Interested parties may listen to the call live over the Internet by accessing the conference call page of the Investor Relations section in www.teldta.com.

Contact:	Mark A. Steinkrauss, Vice President, Corporate Relations
(312) 592-5384 mark.steinkrauss@teldta.com

Ruth E. Venning, Director, Corporate Relations
(312) 592-5327 ruth.venning@teldta.com

Julie D. Mathews, Manager, Investor Relations
(312) 592-5341 julie.mathews@teldta.com

FOR RELEASE: IMMEDIATE

TDS REPORTS SOLID FIRST QUARTER RESULTS

April 28, 2004 — Chicago, Illinois – Telephone and Data Systems, Inc. [AMEX:TDS] reported operating revenues of $870.5 million for the first quarter of 2004, up 7% from $815.3 million in the comparable period a year ago, as restated. Operating income was $73.2 million in the first quarter compared to $35.7 million in the first quarter of 2003, as restated. Net income available to common and diluted earnings per share for the quarter were $19.6 million and $0.34 respectively, compared to net loss available to common and diluted loss per share of $15.9 million and $0.27 respectively, in the first quarter of 2003, as restated. In the first quarter of 2003, TDS recorded a pre-tax loss of $21.6 million ($13.6 million net of income taxes of $5 million and minority interest of $3 million), as restated, related to the difference between the fair value and book value of U.S. Cellular’s Florida and Georgia assets that were exchanged with AT&T Wireless. Also, the company recorded the cumulative effect of an accounting change, net of tax, related to the implementation of Statement of Financial Accounting Standards (SFAS) 143, “Accounting for Asset Retirement Obligations,” which reduced net income by $11.8 million.

President’s Comments
“We had an excellent start to the year with good performance from our business units. The team at U.S. Cellular, our wireless operation, started off the year with very strong results. Net customer additions from distribution channels totaled 196,000, and service revenues increased 10% during the quarter. Postpay churn was an impressive 1.3%, the lowest in the company’s history since we started tracking the number and among the very best in the industry,” said LeRoy T. Carlson, Jr., president and chief executive officer.

“At TDS Telecom, our wireline operation, total equivalent access lines in our ILEC and CLEC wireline operations increased 83,500 lines, or 8% year to year, and grew by 14,200 lines, or 1.3% from the previous quarter. Additionally, TDS Telecom recorded improved profitability in both its ILEC and CLEC businesses during the quarter.

“Our ILEC and CLEC DSL customers now total 50,000 with excellent prospects for continued growth during the year. We also continue to see strong growth in the number of ILEC long-distance lines, which now total 266,000.

“Our businesses recorded strong results in the quarter and we look forward to continued progress during the remainder of the year,” concluded Carlson.

Other Matters
During the first quarter, TDS repurchased 40,300 shares of stock at an average price of $69.82 for $2.8 million.

The tax rate in the first quarter was 46.4%. This includes a tax expense of $2.5 million related to sale of the South Texas markets to AT&T Wireless.

As previously announced, TDS and its subsidiaries will hold a joint teleconference on April 28, 2004, at 9:00 a.m. Chicago time. Interested parties may listen to the call live over the Internet at: http://www.firstcallevents.com/service/ajwz405201898gf12.html or connect by telephone at 888/245-6674 with a pass code of 6960621. The conference call will be archived on the conference call section of our web site at www.teldta.com. Certain financial and statistical information contained in the conference call presentation will be posted to the web site, together with reconciliations to generally accepted accounting principles (GAAP) of any non-GAAP information to be disclosed, prior to the commencement of the call. Investors may access this additional information on the conference call page of the Investor Relations section of the TDS web site.

TDS, a FORTUNE 500 company, is a diversified telecommunications corporation founded in 1969. Through its strategic business units, U.S. Cellular and TDS Telecom, TDS operates primarily by providing wireless and local telephone service. TDS builds value for its shareholders by providing excellent communications services in growing, closely related segments of the telecommunications industry. As of March 31, 2004, the company employed 10,700 people and served 5.6 million customers/units in 36 states.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Important factors that may affect these forward-looking statements include, but are not limited to: changes in circumstances or events that may affect the ability of USM to start up the operations of the licensed areas involved in the AT&T Wireless transaction completed in August 2003; the ability of U.S. Cellular to successfully manage and grow the operations of the Chicago MTA; changes in the overall economy; changes in competition in the markets in which TDS and U.S. Cellular operate; advances in telecommunications technology; changes brought about by the implementation of local number portability; changes in the telecommunications regulatory environment; changes in the value of investments, including variable prepaid forward contracts; changes in the capital markets that could adversely impact the availability, cost and terms of financing; an adverse change in the ratings afforded TDS and U.S. Cellular debt securities by nationally accredited ratings organizations; pending and future litigation; acquisitions/divestitures of properties and/or licenses; changes in customer growth rates, average service revenue per unit, churn rates, roaming rates and the mix of products and services offered in TDS and U.S. Cellular markets. Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by TDS with the Securities and Exchange Commission.

2

For more information about TDS and its subsidiaries, visit the web sites at:

TDS: http://www.teldta.com	TDS Telecom: http://www.tdstelecom.com
USM: http://www.uscellular.com	TDS Metrocom http://www.tdsmetro.com

3

TELEPHONE AND DATA SYSTEMS, INC. SUMMARY OPERATING DATA

Quarter Ended	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
U.S. Cellular:
Consolidated Markets:
Total population (000s) (1)	45,581	46,267	45,817	41,288	41,288
Customer units	4,547,000	4,409,000	4,268,000	4,343,000	4,240,000
Net customer unit activations	196,000	141,000	66,000	103,000	137,000
Market penetration (1)	9.98%	9.53%	9.32%	10.52%	10.27%
Cell sites in service	4,122	4,184	4,082	4,106	3,987
Average monthly revenue per unit (2)	$46.16	$47.80	$49.05	$47.38	$45.05
Retail service revenue per unit (2)	$40.26	$40.64	$40.68	$39.69	$37.68
Inbound roaming revenue per unit (2)	$3.17	$3.90	$4.65	$4.41	$4.36
Long-distance/other revenue per unit (2)	$2.73	$3.26	$3.72	$3.28	$3.01
Minutes of use (MOU) (3)	491	462	435	424	377
Postpay churn rate per month(4)	1.3%	1.4%	1.6%	1.5%	1.6%
Marketing cost per gross
customer unit addition (5)	$371	$384	$405	$378	$358
Construction Expenditures (000s)	$100,535	$193,413	$135,111	$163,076	$140,926

(1)	Market penetration is calculated using 2003 Claritas population estimates for 3/31/04 and 2002 Claritas estimates for 2003. "Total population" represents the total population of each of U.S. Cellular's consolidated markets, regardless of whether the market has begun marketing operations. The 3/31/04 total population counts include the population of the market added to consolidated operations as of 1/1/04, but exclude the population of the six markets sold to AT&T Wireless in February 2004. The 12/31/03 and 9/30/03 total population counts exclude the population of the 10 markets transferred to AT&T Wireless in August 2003 and include the population of markets acquired from AT&T Wireless in that transaction. The population of markets in which U.S. Cellular has deferred the transfer of licenses from AT&T Wireless are not included in the total population counts for any period.
(2)	Per unit revenue measurements are derived from Service Revenues as reported in Financial Highlights for each respective quarter as follows:

Service Revenues per Financial Highlights	$619,382	$620,639	$628,440	$610,109	$564,601
Components:
Retail service revenue during quarter	$540,228	$527,626	$521,247	$511,106	$472,308
Inbound roaming revenue during quarter	$42,499	$50,653	$59,638	$56,840	$54,606
Long-distance/other revenue during quarter	$36,655	$42,360	$47,555	$42,163	$37,687

Divided by average customers during quarter (000s)	4,473	4,328	4,271	4,292	4,178
Divided by three months in each quarter	3	3	3	3	3

Retail service revenue per unit	$40.26	$40.64	$40.68	$39.69	$37.68
Inbound roaming revenue per unit	$3.17	$3.90	$4.65	$4.41	$4.36
Long-distance/other revenue per unit	$2.73	$3.26	$3.72	$3.28	$3.01

Average monthly revenue per unit	$46.16	$47.80	$49.05	$47.38	$45.05

(3)	Average monthly local minutes of use per customer (without roaming).
(4)	Postpay churn rate per month is calculated by dividing the average monthly postpay customer disconnects during the quarter by the average postpay customer base for the quarter.
(5)	Due to changes in accounting for agent rebates and net customer retention expenses, for all periods shown this measurement is no longer calculable using information from the financial statements as reported. The details of this calculation and a reconciliation to line items reported in Financial Highlights for each respective quarter are shown on U.S. Cellular's web site, along with additional information related to U.S. Cellular's first quarter results, at www.uscellular.com.

4

TELEPHONE AND DATA SYSTEMS, INC. SUMMARY OPERATING DATA

Quarter Ended	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
TDS Telecom
ILEC:
Access line equivalents (1)	722,400	722,200	721,600	718,800	713,800
Growth in equivalent ILEC access lines
from prior quarter-end:
Internal growth	200	600	2,800	5,000	2,600
Access lines	660,900	663,800	668,200	669,600	669,900
Internet service accounts	113,600	112,900	115,600	116,700	118,100
Digital Subscriber Lines (DSL) customers	27,300	23,600	19,300	16,200	12,800
Long Distance customers (3)	266,300	230,500	218,600	211,900	202,100
Caller I.D. penetration (2)	33.8%	33.1%	32.4%	31.8%	31.3%
Voicemail penetration (2)	13.3%	13.3%	13.4%	13.3%	13.2%
Construction Expenditures (000s)	$17,616	$35,217	$32,007	$29,288	$15,412
CLEC:
Access line equivalents	378,800	364,800	346,500	323,600	303,900
Internet service accounts	21,600	22,200	23,600	23,900	24,500
Percent of access lines on-switch	84.5%	83.5%	82.2%	80.7%	80.1%
Digital Subscriber Lines (DSL)	22,700	20,100	17,600	14,100	13,100
Construction Expenditures (000s)	$6,456	$10,086	$7,999	$5,504	$3,705

(1)	Access line equivalents are derived by converting high capacity data lines to the estimated capacity of one switched access line.
(2)	Caller I.D. and Voicemail penetration is the total residential and business one-party customers purchasing the service divided by the total of these lines equipped for the service.
(3)	Beginning January 1, 2004, the long distance customers reflect those lines that have chosen TDS Telecom as their primary interexchange carrier. Prior to that, a count of customers was used.

5

TELEPHONE AND DATA SYSTEMS, INC. FINANCIAL HIGHLIGHTS Three Months Ended March 31, (Unaudited, dollars in thousands, except per share amounts)

			Increase (Decrease)
		2003
	2004	Restated	Amount	Percent

Operating Revenues
U.S. Cellular	$657,650	$603,774	$53,876	8.9%
TDS Telecom	212,862	211,504	1,358	0.6%

	870,512	815,278	55,234	6.8%

Operating Expenses
U.S. Cellular
Expenses excluding Depreciation, Amortization and Accretion	515,617	476,960	38,657	8.1%
Depreciation, Amortization and Accretion	113,894	109,577	4,317	3.9%
Loss (Adjustment) on Assets Held for Sale	(143)	21,561	(21,704)	N/M

	629,368	608,098	21,270	3.5%

TDS Telecom
Expenses excluding Depreciation and Amortization	126,419	129,799	(3,380)	(2.6%	)
Depreciation and Amortization	41,558	41,650	(92)	(0.2%	)

	167,977	171,449	(3,472)	(2.0%	)

Total Operating Expenses	797,345	779,547	17,798	2.3%

Operating Income
U.S. Cellular	28,282	(4,324)	32,606	N/M
TDS Telecom	44,885	40,055	4,830	12.1%

	73,167	35,731	37,436	N/M

Other Income (Expense)
Interest and Dividend Income	2,896	4,328	(1,432)	(33.1%	)
Investment Income	14,630	12,750	1,880	14.7%
(Loss) on Investments	—	(3,500)	3,500	N/M
Interest (Expense)	(46,821)	(43,357)	(3,464)	(8.0%	)
Minority Interest in Income of Subsidiary Trust	—	(6,203)	6,203	N/M
Other Income (Expense), Net	(527)	1,159	(1,686)	N/M

	(29,822)	(34,823)	5,001	14.4%

Income Before Income Taxes	43,345	908	42,437	N/M
Income Tax Expense	20,105	4,585	15,520	N/M

Income Before Minority Interest	23,240	(3,677)	26,917	N/M
Minority Share of (Income), net of tax	(3,508)	(368)	(3,140)	N/M

Income (Loss) Before Cumulative Effect of Accounting Change	19,732	(4,045)	23,777	N/M
Cumulative Effect of Accounting Change	—	(11,789)	11,789	N/M

Net Income (Loss)	19,732	(15,834)	35,566	N/M
Preferred Dividend Requirement	(104)	(104)	—	N/M

Net Income (Loss) Available to Common	$19,628	$(15,938)	$35,566	N/M

Basic Average Common Shares Outstanding (000s)	57,168	58,594	(1,426)	(2.4%	)
Basic Earnings (Loss) Per Share
Income (Loss) Before Cumulative Effect of Accounting Change	$0.34	$(0.07)	$0.41	N/M
Cumulative Effect of Accounting Change	—	(0.20)	0.20	N/M

	$0.34	$(0.27)	$0.61	N/M

Diluted Average Common Shares Outstanding (000s)	57,424	58,594	(1,170)	(2.0%	)
Diluted Earnings (Loss) Per Share
Income (Loss) Before Cumulative Effect of Accounting Change	$0.34	$(0.07)	$0.41	N/M
Cumulative Effect of Accounting Change	—	(0.20)	0.20	N/M

	$0.34	$(0.27)	$0.61	N/M

N/M - Percentage change not meaningful 6

TELEPHONE AND DATA SYSTEMS, INC. CONSOLIDATED BALANCE SHEET HIGHLIGHTS (Unaudited, dollars in thousands) ASSETS

	March 31, 2004	December 31, 2003 Restated

Current Assets
Cash and cash equivalents	$1,054,520	$937,651
Accounts receivable from customers and other	396,029	409,671
Materials and supplies, at average cost, and other current assets	150,298	157,624

	1,600,847	1,504,946

Investments
Wireless license costs, net	1,196,774	1,193,798
Wireless license rights	42,037	42,037
Goodwill, net	890,931	887,937
Intangible Assets	34,287	24,448
Marketable equity securities	2,721,985	2,772,410
Investments in unconsolidated entities	218,816	214,885
Notes Receivable	5,400	6,476
Other investments	17,168	15,439

	5,127,398	5,157,430

Property, Plant and Equipment, net
U.S. Cellular	2,263,910	2,271,254
TDS Telecom	1,064,219	1,079,732

	3,328,129	3,350,986

Other Assets and Deferred Charges	85,696	83,925

Assets Held for Sale	—	100,523

	$10,142,070	$10,197,810

7a

TELEPHONE AND DATA SYSTEMS, INC. CONSOLIDATED BALANCE SHEET HIGHLIGHTS (Unaudited, dollars in thousands) LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31, 2004	December 31, 2003 Restated

Current Liabilities
Current portion of long-term debt	$23,712	$23,712
Notes payable	85,000	—
Accounts payable	278,692	361,010
Advance billings and customer deposits	115,976	108,372
Accrued interest	29,922	31,884
Accrued taxes	52,187	44,889
Accrued compensation	39,676	69,290
Other current liabilities	50,076	57,788

	675,241	696,945

Deferred Liabilities and Credits
Deferred taxes	1,321,845	1,286,790
Derivative Liability	613,216	712,252
Asset Retirement Obligation	125,597	124,501
Other	121,036	119,076

	2,181,694	2,242,619

Long-term Debt, excluding current portion
Prepaid Forward Contracts	1,676,914	1,672,762
Other Long-term Debt	1,992,396	1,994,913

	3,669,310	3,667,675

Minority Interest	481,665	503,186

Liabilities Related to Assets Held for Sale	—	2,427

Preferred Shares	3,864	3,864

Common Stockholders' Equity
Common Shares, $.01 par value	563	563
Series A Common Shares, $.01 par value	64	64
Capital in excess of par value	1,835,588	1,843,468
Treasury Shares	(475,836)	(493,714)
Accumulated other comprehensive income	325,795	296,820
Retained earnings	1,444,122	1,433,893

	3,130,296	3,081,094

	$10,142,070	$10,197,810

7b

BALANCE SHEET HIGHLIGHTS March 31, 2004 (Unaudited, dollars in thousands)

	U.S. Cellular	TDS Telecom	TDS Corporate & Other	Intercompany Eliminations	TDS Consolidated

Cash and Cash Equivalents	$35,005	$339,732	$679,783	$—	$1,054,520
Affiliated Cash Investments	30	449,197	—	(449,227)	—
Notes Receivable--Affiliates	—	—	381,340	(381,340)	—

	$35,035	$788,929	$1,061,123	$(830,567)	$1,054,520

Cellular License, Goodwill and Intangibles, net	$1,706,348	$457,681	$—	$—	$2,164,029
Marketable Equity Securities	248,403	68,095	2,405,487	—	2,721,985
Investment in Unconsolidated Entities	174,297	19,780	33,657	(8,918)	218,816
Notes Receivable	5,400	—	—	—	5,400
Long-term Notes Receivable - Affiliates	—	—	400	(400)	—
Other Investments	—	15,167	2,001	—	17,168

	$2,134,448	$560,723	$2,441,545	$(9,318)	$5,127,398

Property, Plant and
Equipment, net	$2,263,910	$1,064,219	$—	$—	$3,328,129

Notes Payable: external	$85,000	$—	$—	$—	$85,000
cash management	—	—	449,227	(449,227)	—
intercompany	—	381,340	—	(381,340)	—

	$85,000	$381,340	$449,227	$(830,567)	$85,000

Prepaid Forward Contracts	$159,856	$41,182	$1,475,876	$—	$1,676,914

Long-term Debt:
Current Portion	$3,000	$18,474	$2,238	$—	$23,712
Affiliated	—	400	—	(400)	—
Non-current Portion	986,908	240,912	764,576	—	1,992,396

Total	$989,908	$259,786	$766,814	$(400)	$2,016,108

Preferred Shares	$—	$—	$3,864	$—	$3,864

Construction Expenditures:
Quarter Ended 3/31/04	$100,535	$24,072	$1,019		$125,626

8

TDS Telecom Highlights Three Months Ended March 31 (Unaudited, dollars in thousands)

			Increase (Decrease)

	2004	2003	Amount	Percent

Local Telephone Operations
Operating Revenues
Local Service	$50,427	$49,051	$1,376	2.8%
Network Access and Long-Distance	88,187	89,652	(1,465)	(1.6%	)
Miscellaneous	20,505	20,894	(389)	(1.9%	)

	159,119	159,597	(478)	(0.3%	)

Operating Expenses
Network Operations	34,517	38,145	(3,628)	(9.5%	)
Customer Operations	23,180	22,170	1,010	4.6%
Corporate Expenses	20,231	20,247	(16)	(0.1%	)
Depreciation and Amortization	32,547	33,619	(1,072)	(3.2%	)

	110,475	114,181	(3,706)	(3.2%	)

Operating Income	$48,644	$45,416	$3,228	7.1%

Competitive Local Exchange Carrier Operations
Revenues	$54,736	$52,439	$2,297	4.4%

Expenses excluding Depreciation and Amortization	49,484	49,769	(285)	(0.6%	)
Depreciation and Amortization	9,011	8,031	980	12.2%

	58,495	57,800	695	1.2%

Operating (Loss)	$(3,759)	$(5,361)	$1,602	29.9%

Intercompany Revenues	$(993)	$(532)	$(461)	N/M
Intercompany Expenses	(993)	(532)	(461)	N/M

	—	—	—	N/M

Total TDS Telecom Operating Income	$44,885	$40,055	$4,830	12.1%

N/M - Percentage change not meaningful.

9